Exhibit 99.1

Docebo Inc. Announces Final Results of its Substantial Issuer Bid

TORONTO, ONTARIO – September 11, 2026 – Docebo Inc. (NASDAQ: DCBO; TSX: DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, announced today that it will take up and purchase for cancellation 99,332 of its common shares (the “Common Shares”) at a purchase price of US$25.00 per Common Share under the Company’s substantial issuer bid (the “Offer”), for aggregate consideration of US$2,483,300.

Common Shares purchased under the Offer represent approximately 0.4% of the issued and outstanding Common Shares on a non-diluted basis as at July 20, 2026, when the terms of the Offer were announced. After giving effect to the Offer and the exercise of Company stock options between the launch and completion of the Offer, 24,947,594 Common Shares will be issued and outstanding.

A total of 99,332 Common Shares were properly tendered to the Offer and not withdrawn. Intercap Inc. (“Intercap”), tendered 13,351 Common Shares pursuant to the Offer, representing less than 0.1% of its holdings. Intercap continues to beneficially own 15,900,000 Common Shares, representing approximately 63.7% of the issued and outstanding Common Shares. The marginal decrease in Intercap’s ownership percentage following the Offer reflects dilution from the option exercises described above, and not an intended reduction by Intercap. No other directors or officers tendered Common Shares pursuant to the Offer. Payment for the purchased Common Shares will be effected by TSX Trust Company in accordance with the Offer and applicable law.

The full details of the Offer are described in the offer to purchase and issuer bid circular dated July 20, 2026, as varied by the notice of variation and extension dated August 21, 2026, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This news release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell Common Shares.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy

Vice President – Investor Relations

(214) 830-0641

mike.mccarthy@docebo.com